EXHIBIT 4.8

AGREEMENT, made with effect from January 1, 2005 for the period ending on December 31, 2008 by and between SAATCHI & SAATCHI NORTH AMERICA, INC., a Delaware corporation (hereinafter sometimes called the “Company”), with offices at 375 Hudson Street, New York, New York 10014, and KEVIN ROBERTS, residing at 57 Portland Road, Auckland, New Zealand (hereinafter sometimes called the “Executive”).
WITNESSETH
WHEREAS, the Company wishes to continue to employ the Executive, and the Executive wishes to continue to be employed by the Company, on the terms and conditions herein contained;
WHEREAS, the Company is aware that the Executive has entered into an employment contract with Red Rose Limited whereby Mr Roberts will provide personal services to Red Rose Limited on an exclusive basis while he is outside the United States for not less than 25 weeks in any 12 month period;
NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein set forth, and of other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:
First:
A.	The Company shall employ the Executive and the Executive shall serve the Company during the Term of Employment (as defined in Paragraph Second below) in the capacity of Chief Executive Officer of its affiliate, Saatchi & Saatchi Worldwide, Inc. (a Delaware corporation) (“Saatchi & Saatchi Worldwide”) and shall have operational and management responsibility of the Saatchi & Saatchi group subject to Publicis Groupe’s Articles of Association, Publicis Groupe’s Corporate Policies including Essential Principles and Values and Code of Conduct, Saatchi Corporate Guidelines and the strategy established by Publicis Groupe’s Directoire. The Executive’s line of reporting shall be to Publicis Groupe’s Président du Directoire (currently Maurice Lévy). The Executive shall have a seat on the Publicis Groupe’s Directoire until the termination or expiry of this Agreement.
B.	The Company and the Executive have entered into an employment agreement made with effect from September 7, 2000 for the period of 5 years (“Original Agreement”). The Company and the Executive agree that the Original Agreement is terminated and replaced by this Agreement from 1 January 2005, which sets forth new financial terms and conditions of employment and restates the general terms and conditions of the Original Agreement.
C.	The Executive and Publicis Worldwide BV entered into an agreement for restraint of trade dated October 29, 2000 and an agreement for supplemental restraint of trade dated December 1, 2000 (“Restraints of Trade”), under which the Executive agreed to a restraint of trade for a total period of 36 months following the termination of the Original Agreement. For the avoidance of doubt, the Service Agreement as defined in the Restraints of Trade is a reference to the Original Agreement and not a reference to this Agreement.
Second:
A.	Except as set out below the “Term of Employment” shall continue until December 31, 2008 from the date this Agreement takes effect being January 1, 2005.

B.	The Term of Employment shall be terminable by the Company at an earlier date based upon: (a) the death of Executive; (b) the Executive’s total disability lasting a period of 180 consecutive days; or (c) Cause. As used herein “Cause” shall mean only:
(a)	The Executive’s wilful failure or refusal, after written notice thereof, to perform directives of the Directoire of Publicis Groupe when such directives are consistent with the scope and nature of the Executive’s duties and responsibilities as set forth in paragraphs First and Third hereof;

(b)	Material dishonesty of the Executive affecting Publicis Groupe, the Company, Saatchi & Saatchi Worldwide or any of their subsidiary companies from time to time over which they have control (“Affiliates”);

(c)	Drunkenness or use of drugs which interferes with the performance of the Executive’s obligations under this Agreement, continuing after warning;

(d)	The Executive’s conviction of a felony or of any crime involving moral turpitude, fraud or misrepresentation;

(e)	Any gross negligence or wilful misconduct of the Executive resulting in substantial loss to Publicis Groupe, the Company, Saatchi & Saatchi Worldwide or any of their Affiliates, or substantial damage to Publicis Groupe’s, the Company’s, Saatchi & Saatchi Worldwide’s or any of their Affiliates’ reputations, or theft or defalcation from Publicis Groupe, the Company, Saatchi & Saatchi Worldwide or any of their Affiliates;

(f)	Any material breach (not covered by any of clauses (a) through (e) above) of any of the provisions of this Agreement if such breach is not cured within 30 days after notice thereof to the Executive.
Any act or failure to act by the Executive which is done, or omitted to be done, by him in good faith and for a purpose which he reasonably believed to be in the best interests of Publicis Groupe, the Company, Saatchi & Saatchi Worldwide or any of their Affiliates, or in order to comply with applicable law, shall for the purposes of this paragraph Second B not be deemed to be gross negligence or wilful misconduct.
C.1.	In the event that, within 2 years of a Change in Control (as defined in paragraph Second C.2 below), the Company terminates the Term of Employment or, alternatively, the Executive terminates the Term of Employment within 2 years of a Change in Control (as defined in paragraph Second C.2 below) for Good Reason (as defined in paragraph Second D.2), the Company shall, except where such termination is effected by reason of (a) the death of the Executive; (b) the Executive’s total disability lasting a period of 180 consecutive days; or (c) Cause (as defined in paragraph Second B above):
(a)	pay to the Executive (within 5 business days of the end of the Term of Employment) any bonus due to him pursuant to paragraph Fourth B in respect of the period up to the end of the Term of Employment and on the following basis:
(i)	as if he had fully achieved the Company’s budget, the Company’s targets and Publicis Groupe’s qualitative objectives; and

(ii)	bonus entitlements, for the purposes of this paragraph Second C.1, accrue pro-rata from day-to-day in respect of any part calendar year up to the end of the Term of Employment; and

(iii)	such bonus entitlements are to be calculated on the basis of the Executive’s Salary (as defined in paragraph Fourth A) in effect immediately prior to the end of the Term of Employment; and

(b)	pay to the Executive (within 5 business days of the end of the Term of Employment) (subject to deduction of applicable taxes) the following amounts:
(i)	120% of the amount of the Executive’s Salary (as determined under paragraph Fourth A and at the rate in effect immediately prior to the end of the Term of Employment) which the Executive would have received; and

(ii)	an amount equal to the cost the Company would have incurred in providing the Executive with the benefits provided under paragraph Fourth E; and

(iii)	an amount equal to the bonus that the Executive would have received (the amount of such bonus to be calculated in accordance with paragraph Second C.1(a) above); and
in each case for a period of 1 year, and to be calculated in each case on the assumption that the Executive were to continue in the employ of the Company for a period of 1 year from the end of the Term of Employment and on the terms of this Agreement.
C.2	“Change in Control” shall, for the purposes of this Agreement, mean:
(a)	the acquisition by any person, together with any person “acting in concert” with that person (pursuant to French law), of shares carrying (together with any shares previously held by that person or (where applicable) those persons acting in concert) more than 50% of the voting rights at general meetings of Publicis Groupe;

(b)	the situation where, during any period of two consecutive years beginning on or after the effective date hereof, the individuals who at the beginning of such period constituted members of the Conseil de Surveillance of Publicis Groupe and any new member (other than a member designated by a person described in paragraph Second C.2(a) above) whose election by the Conseil de Surveillance or nomination for election by Publicis Groupe’s shareholders was approved by a vote of at least two-thirds (2/3) of the members then still in office who either were members at the beginning of the period or whose election or nomination for election was previously so approved (unless the approval of the election or nomination for election of such new directors was in connection with an actual or threatened election or proxy contest), cease for any reason to constitute at least a majority thereof;

(c)	the shareholders of Publicis Groupe approve a merger or consolidation of Publicis Groupe with any other company, other than:
(i)	a merger or consolidation which would result in the voting shares of Publicis Groupe outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of Publicis Groupe or such surviving entity outstanding immediately after such merger or consolidation; or

(ii)	a merger or consolidation effected to implement a recapitalization of Publicis Groupe (or similar transaction) in which no “person” (as described above in paragraph Second C.2(a)) acquires more than 50% of the combined voting power of Publicis Groupe’s then outstanding securities; or

(d)	the shareholders, the Directoire or the Conseil de Surveillance of Publicis Groupe approve a plan of complete liquidation of Publicis Groupe or an agreement for the sale or disposition outside Publicis Groupe by Publicis Groupe of North American assets representing the North American assets of Saatchi & Saatchi as they were immediately prior to the effective date hereof substantially as a whole or assets representing at least fifty percent (50%) of the overall assets of Saatchi & Saatchi as they were immediately prior to the effective date hereof or any transaction having a similar effect.
C.3.	The amounts payable pursuant to paragraph Second C.1 shall be in lieu of any notice or other benefits or payments to which the Executive may otherwise be entitled under this Agreement or pursuant to any severance plan or policy maintained by the Company in the circumstances to which paragraph Second C.1 applies (but for the avoidance of doubt, shall in no way affect the annuity agreement between the Company and the Executive with effect from January 1, 2005, or any share options granted to the Executive by Publicis Groupe). The Executive shall not, on termination of his employment with the Company in circumstances to which paragraph Second C.1 applies, be entitled to payment pursuant to any such plan or policy or in lieu of any such period of notice of termination.

D.1	In the event that the Executive terminates the Term of Employment for Good Reason (as defined below in paragraph Second D.2) or if the Company terminates the Executive’s employment for any reason other than Cause, and except where such termination is effected (a) by reason of the death of the Executive; (b) or by reason of the Executive’s disability lasting a period of 180 consecutive days; or (c) in circumstances to which paragraph Second C.1 applies; the Company shall:
(a)	maintain the benefits as contemplated in paragraph Second D.3 below; and

(b)	pay to the Executive all unpaid amounts payable under paragraph Fourth E for the year of termination and any prior period; and

(c)	pay to the Executive any bonus due to him pursuant to paragraph Fourth B in respect of the period up to the end of the Term of Employment and on the following basis:
(i)	as if he had fully achieved the Company’s budget, the Company’s targets and Publicis Groupe’s qualitative objectives; and

(ii)	bonus entitlements, for the purposes of this paragraph Second D.1, accrue pro-rata from day-to-day in respect of any part calendar year up to the end of the Term of Employment; and

(iii)	such bonus entitlements are to be calculated on the basis of the Executive’s Salary (as defined in paragraph Fourth A) in effect immediately prior to the end of the Term of Employment; and
(d)	pay to the Executive the following further amounts:
(i)	120% of the amount of Executive’s Salary (as determined under paragraph Fourth A and at the rate in effect immediately prior to the end of the Term of Employment) which the Executive would have received; and

(ii)	an amount equal to the cost the Company would have incurred in providing the Executive with the benefits provided under paragraph Fourth E; and

(iii)	an amount equal to the bonus that the Executive would have received (the amount of such bonus to be calculated in accordance with paragraph Second D.1(c) above); and
in each case for a period of 1 year, and to be calculated in each case on the assumption that the Executive were to continue in the employ of the Company for a period of 1 year from the end of the Term of Employment and on the terms of this Agreement; and

(e)	two thirds (2/3) of the aggregate of such sums as are payable to the Executive by virtue of this paragraph Second D.1 shall be payable in a lump sum within 5 business days after the end of the Term of Employment and one-third (1/3) of which shall be payable in instalments over a period of 6 months, commencing at the end of the Term of Employment, in accordance with the Company’s normal payroll practices (such instalment amounts hereinafter referred to as “Instalment Payments”), provided, however, that:
(i)	if the Executive materially breaches any of the covenants contained in paragraph Sixth, and does not cure such breach within 10 days after written notice from the Company specifically identifying such breach, then the Company may defer any Instalment Payment to be made after such breach provided that, and only so long as, the Company is actively prosecuting an action against the Executive in a court of competent jurisdiction (as provided in paragraph Eleventh) to enforce the provisions of paragraph Sixth, and:
(aa)	if a court of competent jurisdiction ultimately determines that such breach occurred, then the Executive shall forfeit all rights to such Instalment Payments; or

(bb)	otherwise, the Company shall pay all such amounts to the Executive, together with interest at the New York statutory judgment rate from the date of deferral, within 5 business days after such court’s decision or abandonment or withdrawal of the Company’s action; and
(ii)	the Company shall have the right to offset, on a dollar-for-dollar basis the amount or value of any income or remuneration whether in cash or in kind which is paid to the Executive for any employment or engagement during or in respect of the period that Instalment Payments are payable hereunder, against payments of Instalment Payments under this Agreement. The Executive shall use his best efforts to seek employment or engagement after the termination of his employment in the event that he is entitled to Instalment Payments under this paragraph Second D.1. Upon request, the Executive shall provide to the Company a list of all employment and engagements secured by the Executive during the period that Instalment Payments are payable hereunder.
D.2.	The Executive may terminate the Term of Employment for Good Reason. For purposes of this Agreement, the term “Good Reason” shall mean and shall be deemed to exist only if, without the prior written consent of the Executive:
(a)	the Executive is assigned duties or responsibilities that are inconsistent in any material respect with the scope of the duties or responsibilities associated with his titles or positions, as set forth in this Agreement (or to which he is promoted);

(b)	the Executive’s duties or responsibilities are significantly altered or there is a change in his line of reporting;

(c)	benefits to which the Executive is entitled under the employee benefit plans of the Company are in the aggregate decreased, unless such decrease is required by law or is applicable to all employees of the Company eligible to participate in any plan so affected, not just those covered by employment agreements with the Company;

(d)	the Company fails to make any payment required hereunder when due or to provide other benefits or perquisites as specified in this Agreement and does not cure any such failure within 10 days after written notice thereof from the Executive specifically identifying such failure, or the Company fails to substantially perform any other material term or provision of this Agreement;

(e)	the Executive’s North American office location is relocated outside the New York area;

(f)	the Company fails to obtain the full assumption of this Agreement by a successor entity; or

(g)	in the event that the Executive is elected to the Company’s Board of Directors and/or Publicis Groupe’s Directoire, he is not re-elected to the Board of Directors or the Directoire, or both, as the case may be, until the end of the Executive’s Term of Employment or is forced to resign therefrom for any reason other than Cause.
D.3.	If the Company terminates the Executive’s Term of Employment for any reason other than Cause or the Executive terminates his Term of Employment for Good Reason, and except where such termination is effected (a) by reason of the death of the Executive; (b) by reason of the Executive’s disability lasting a period of 180 consecutive days; (c) in the circumstances to which paragraph Second C.1 applies; the Company shall continue to provide the Executive (and his eligible dependants, if any) with group health and life insurance benefits and long-term disability insurance coverage (or the economic equivalent thereof) and the benefits referred to in paragraph Fourth E in effect on the date of termination for the 12 month period following such date, provided that:
(a)	such coverage shall be reduced or terminated if the Executive is employed by another employer within such 12 month period, but only to the extent that such employer maintains benefit plans with substantially similar coverage; and

(b)	the date of the expiration of the extended period of coverage provided under this paragraph Second D.3 shall be treated as the date of the termination of the Executive’s employment solely for the purpose of determining the rights of the Executive (and his dependants, if any) to the continuation coverage provided under Section 4980B of the Internal Revenue Code of 1986, as amended.
D.4.	The provisions of paragraphs Second D.1 to Second D.3 shall be in lieu of any notice or other benefits or payments to which the Executive may otherwise be entitled under this Agreement or pursuant to any severance plan or policy maintained by the Company in the circumstances to which paragraph Second D.1 or paragraph Second D.3 applies (but for the avoidance of doubt, shall in no way affect the annuity agreement between the Company and the Executive with effect from January 1, 2005, or any share options granted to the Executive by the Publicis Groupe). The Executive shall not, on termination of his employment with the Company in circumstances to which paragraph Second D.1 or paragraph Second D.3 applies, be entitled to payment pursuant to any such plan or policy or in lieu of any such period of notice of termination.

Third:
At all times during which the Executive is in the employ of the Company, the Executive shall devote directly or indirectly his best efforts, attention and full time (unless otherwise agreed by Publicis Groupe) to the business and affairs of Publicis Groupe, the Company, Saatchi & Saatchi Worldwide, and their Affiliates for a period of up to 25 weeks (inclusive of holidays) in any 12 month period (or pro-rata for shorter periods) and shall perform such duties and responsibilities which are not inconsistent with his position hereunder as may be assigned to him by Saatchi & Saatchi Worldwide from time to time, and he will diligently, competently and faithfully render his services to Saatchi & Saatchi Worldwide and its Affiliates in the capacity in which he is so employed. The Executive shall have specific responsibility for the following Functions of the Saatchi & Saatchi Worldwide Network: Creative, Worldwide Accounts, New Business, Finance, Public Relations, Operations, and Human Resources. The Executive shall draw support from and, in his capacity as a member of the Directoire, participate in the decisions of Publicis Groupe in the areas of Finance, Investor Relations, Public Relations, Legal, Corporate Secretary, Media, Group Strategy and Merger and Acquisitions matters.
Fourth:
During the Term of Employment:
A.	With effect from January 1, 2005, the Company shall pay the Executive, and the Executive shall accept, a salary (the “Salary”) at the rate of at least US$480,000 per annum, payable in accordance with the Company’s standard payroll practices in effect at such time as the Salary is paid. The Salary will be reviewed annually but shall not decrease.
B.	The Executive shall have the opportunity to earn an annual performance bonus in respect of the Executive’s employment for each 12 month period from January 1, 2005 under the terms of Publicis Groupe’s and the Company’s bonus scheme from time to time in force, such bonus to comprise the following amounts:
(a)	Company’s Budget: a bonus of 120% of the Executive’s Salary under paragraph Fourth A above (as amended from time to time) for the relevant year for achieving the Company’s budget in that year. It is understood that the Executive shall receive a bonus of 0% if the Company achieves 80% of its budget; between 80% and 100% of budget, the Executive’s bonus shall be calculated on a straight-line basis.

(b)	Company’s Targets: a bonus of 60% for the Executive’s Salary under paragraph Fourth A above (as amended from time to time) for the relevant year for achieving the Company’s targets in that year. It is understood that the Executive shall receive a bonus of 0% if the Company achieves 100% of its budget or less; between 100% of budget and the Company’s targets, the Executive’s bonus shall be calculated on a straight-line basis.

(c)	Publicis Groupe’s Qualitative Objectives: a bonus of 60% of the Executive’s Salary under paragraph Fourth A above (as amended from time to time) for the relevant year for achieving Publicis Groupe’s qualitative objectives in that year.
The Company’s budget and targets shall be agreed each year between Publicis Groupe and the Company. Publicis Groupe’s Qualitative Objectives shall be agreed each year between Publicis Groupe and the Executive.

The performance bonus payable under this paragraph Fourth B is to be paid on or before March 31 of the year following the 12 month period to which the bonus relates and its estimated quantum shall be notified to the Executive not later than February 28 of the year following the 12 month period to which the bonus relates.

C.	The Executive shall be reimbursed for his annual membership fees and dues at one country club and one luncheon club in New York City.

D.	The Executive shall be entitled to 4 weeks’ paid vacation leave in each calendar year.
E.	The Executive shall be eligible to participate in those benefit plans which the Publicis Groupe and/or the Company shall make available to its employees generally, and those which it shall make available to its senior executive officers generally, according to the terms of said plans.
F.	The Executive shall be entitled to first class air travel and to be accompanied by his wife at the Company’s expense on up to 12 business trips per year.
Fifth:
Upon termination or expiry of this Agreement, in circumstances where the Executive has satisfactorily performed all his obligations hereunder, then, on the termination or expiry date the Executive shall be entitled to, and the Company shall pay within 5 business days of the termination or expiry date, the amount specified under Schedule A attached hereto for the relevant period in which this Agreement terminates or expires (“Deferred Bonus”). For this purpose, the Executive shall be deemed to have satisfactorily performed all his obligations under this Agreement unless the Executive has been grossly negligent in his employment with the Company in a manner which results in substantial loss to, or substantial damage to the reputation of, Publicis Groupe, the Company, Saatchi & Saatchi Worldwide and their Affiliates.
Sixth:
A.	The Executive shall not during the Term of Employment and for a period of two years thereafter, without the prior written consent of the Company: (i) attempt in any manner to persuade any Client (as hereinafter defined), who was a Client at any time during the 12 months immediately preceding the termination of the Term of Employment, to cease to do business or to reduce the amount of business which any such Client has customarily done or contemplates doing with Publicis Groupe, the Company or any of their Affiliates, whether or not the relationship between Publicis Groupe, the Company or such Affiliates, on the one hand, and such Client, on the other hand, was originally established in whole or in part through the Executive’s efforts; (ii) without prior approval directly induce or solicit or cause others to induce or solicit any person who is then or at any other time during the 12 month period prior to the termination of this Agreement, a senior employee of Publicis Groupe, the Company or any of their Affiliates to terminate his or her employment with Publicis Groupe, the Company, or any of their Affiliates; or (iii) render any advertising, marketing or merchandising services, other than on behalf of Publicis Groupe, the Company or their Affiliates, for or in connection with any Client who was a Client at any time during the 12 months immediately preceding the termination of the Term of Employment. For the purposes of this paragraph Sixth A, “Client” shall mean any client of either Publicis Groupe or the Company, or any of their respective Affiliates.
B.	Since Publicis Groupe or the Company or their respective Affiliates may be irreparably damaged if the provisions of this paragraph Sixth are not specifically enforced, in the event of a breach or threatened breach of any of the terms of this paragraph Sixth by the Executive, Publicis Groupe or the Company or their respective Affiliates, as applicable, shall be entitled to injunctive relief (in addition to, and not in lieu of, any other right or remedy that may be available to each of them) without showing that monetary damages will not provide an adequate remedy. If any of the covenants contained in this paragraph Sixth are held to be unenforceable or overinclusive for any reason, the parties hereto hereby agree that the scope of the overinclusive provision shall be automatically reduced to the maximum scope permitted by law, and that, so amended, such provision shall be fully enforceable.

C.	The provisions of this paragraph Sixth shall apply both during the Term of Employment and thereafter.
Seventh:
The Executive agrees that (except to the extent required by law) he will not divulge to anyone (other than Publicis Groupe, the Company, Saatchi & Saatchi Worldwide and their Affiliates or any persons employed or designated by Publicis Groupe, the Company or Saatchi & Saatchi Worldwide and their Affiliates, or in connection with the Executive’s duties hereunder) any knowledge or information of any type whatsoever of a confidential nature relating to the business of Publicis Groupe, the Company, Saatchi & Saatchi Worldwide, or any of their Affiliates, or clients including, without limitation, all types of trade secrets (unless readily ascertainable from public or published information or trade sources). The Executive further agrees (except to the extent required by law) not to disclose, publish or make use of any such knowledge or information of a confidential nature without the prior written consent of the Company. The provisions of this paragraph Seventh shall apply both during the time that the Executive is employed by the Company and thereafter.
Eighth:
The failure of either party to enforce any of the provisions of this Agreement shall not be deemed a waiver thereof. No provisions of this Agreement shall be deemed to have been waived or modified unless such waiver or modification shall be in writing and signed by the parties hereto.
Ninth:
This Agreement shall be read in conjunction with (a) the Consultancy Agreement entered into between the Company, Saatchi & Saatchi Limited and Red Rose Limited with effect from January 1, 2005; and (b) the Annuity Agreement between the Company and the Executive with effect from January 1, 2005. This Agreement shall be binding upon the parties hereto, their heirs, executors, administrators, successors and assigns.
Tenth:
A.	Any notice to be given concerning this Agreement shall be given in writing and either: (i) sent by certified or registered mail postage prepaid; (ii) sent by reputable overnight courier service; or (iii) hand delivered to the recipient personally. In the case of notice sent by mail, the date of the giving of the notice shall be deemed to be: (i) the date of the postmark if postmarked by the United States Postal Service; or (ii) the date of actual receipt if not postmarked by the United States Postal Service. In the case of notice being sent by overnight courier service, the date of the giving of the notice shall be deemed to be the date said notice was given to the courier service as indicated by the records of such courier service. In the case of notice being hand delivered a written dated receipt shall be delivered to Saatchi & Saatchi North America’s chief financial officer personally. Notice by mail or courier service shall be sent as follows:

If to the Executive:	Kevin Roberts
57 Portland Road
Auckland, New Zealand

With copies to:	Red Rose Limited
2nd Floor
125 The Strand
Parnell
Auckland, New Zealand

If to the Company:	Saatchi & Saatchi North America, Inc.
375 Hudson Street
New York, NY 10014
Attn: Chief Financial Officer

With copies to:	Publicis Groupe S.A.
133 avenue des Champs Elysées
75008 Paris
France
Attn: Président du Directoire and Secrétaire Général
B.	By giving notice to the other party, either party may, from time to time, designate (i) a different address to which notice by mail or courier service to such party shall be sent and/or (ii) a different person to receive notice.
Eleventh:
This agreement shall be deemed made under and shall be governed by substantive laws of the State of New York, excluding its conflict of law rules, and the parties submit to the non-exclusive jurisdiction of the State of New York.
Twelfth:
Paragraphs Second C.1, Second D.1, Second D.3, Fifth, Sixth and Seventh shall survive the termination or expiry of this Agreement.
Thirteenth:
This Agreement constitutes the entire understanding among the parties hereto as to the subject matter covered herein, and all prior understanding and agreements are merged herein and succeeded hereby.
IN WITNESS WHEREOF the parties hereto have duly executed this Agreement on the day and year first above set forth.
SAATCHI & SAATCHI NORTH AMERICA, INC.

/s/ William Cochrane

By
KEVIN ROBERTS
/s/ Kevin Roberts

Kevin Roberts